BLUE HOLDINGS, INC.
                                   ----------

                        FILED PURSUANT TO RULE 424(b)(3)
                           REGISTRATION NO. 333-128288


                           PROSPECTUS SUPPLEMENT NO. 3
                    (To Prospectus dated September 28, 2005)

         This is a prospectus supplement to our prospectus dated September 28, 2005 relating to the resale from time to time by selling shareholders of up to 25,284,657 shares of our Common Stock. On November 8, 2005, we filed with the Securities and Exchange Commission a Quarterly Report on Form 10-QSB for the period ended September 30, 2005. The text of the Quarterly Report on Form 10-QSB is attached to and made a part of this prospectus supplement. The exhibits to the Quarterly Report on Form 10-QSB are not included with this prospectus supplement and are not incorporated by reference herein.

         This prospectus supplement should be read in conjunction with the prospectus and any prior prospectus supplements, and this prospectus supplement is qualified by reference to the prospectus and any prior prospectus supplements, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus or any prior prospectus supplement.

         THE SECURITIES OFFERED BY THE PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" REFERENCED ON PAGE 3 OF THE PROSPECTUS IN DETERMINING WHETHER TO PURCHASE THE COMMON STOCK.



           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS NOVEMBER 8, 2005.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-QSB

             QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               FOR THE QUARTERLY PERIOD ENDED: SEPTEMBER 30, 2005

                        COMMISSION FILE NUMBER: 000-33297


                               BLUE HOLDINGS, INC.
        (Exact name of small business issuer as specified in its charter)


             NEVADA                                        88-0450923
(State or other jurisdiction of                (IRS Employer Identification No.)
 incorporation or organization)

                    5804 E. SLAUSON AVE., COMMERCE, CA 90040
                    (Address of principal executive offices)

                                 (323) 725-5555
                           (Issuer's telephone number)

                           MARINE JET TECHNOLOGY CORP.
                       936A BEACHLAND BOULEVARD, SUITE 13
                              VERO BEACH, FL 32963
          (Former Name or Former Address, if Changed Since Last Report)


         Check whether the issuer: (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               YES  |X|      NO |_|


         Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES |_| No |X|

         As of October 31, 2005, 25,557,200 shares of the registrant's common stock were outstanding.


           Transitional Small Business Disclosure Format (Check One):

                               YES |_|       NO |X|

                             TABLE OF CONTENTS


                                                                            Page
                                                                            ----


PART I    Financial Information

Item 1.   Financial Statements

             Balance Sheet (Unaudited)                                        3

             Statement of Operations (Unaudited)                              4

             Statement of Shareholders' Equity (Unaudited)                    5

             Statement of Cash Flows (Unaudited)                              6

             Notes to the Financial Statements (Unaudited)                    7

Item 2.   Management's Discussion and Analysis of Financial Condition
          and Results of Operations                                          15

Item 3.   Controls and Procedures                                            30


PART II   Other Information

Item 6.   Exhibits                                                           31

                                     PART I


ITEM 1.   FINANCIAL STATEMENTS

a.        BALANCE SHEET

BLUE HOLDINGS INC. (FORMERLY KNOWN AS MARINE JET TECHNOLOGY CORP.) CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
SEPTEMBER 30, 2005



                                       ASSETS

Current Assets:
  Cash .........................................................     $   489,423
  Due from Factor, net of reserves of $293,949 .................       1,932,527
  Accounts Receivable, net of reserves of $200,000 .............         753,742
  Inventories ..................................................       6,474,070
  Prepaid Expenses and Other Current Assets ....................         192,687
                                                                     -----------
      Total Current Assets .....................................       9,842,449

  Deferred Income Taxes ........................................         278,639
  Property and Equipment, less Accumulated Depreciation ........          63,186
                                                                     -----------

      Total Assets .............................................     $10,184,274
                                                                     ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts Payable .............................................     $ 1,853,224
  Due to Related Parties .......................................         492,472
  Income Taxes Payable .........................................       1,659,673
  Accrued Expenses and Other Current Liabilities ...............         608,492
                                                                     -----------
      Total Current Liabilities ................................       4,613,861
                                                                     -----------

Stockholders' Equity
  Common Stock $0.001 par value
    Authorized 75,000,000 shares
    Issued and outstanding 25,557,200 shares ...................          25,557
  Additional Paid-in Capital ...................................       3,209,070
  Retained Earnings ............................................       2,335,786
                                                                     -----------
      Total Stockholders' Equity ...............................       5,570,413
                                                                     -----------

Total Liabilities and Stockholders' Equity .....................     $10,184,274
                                                                     ===========

See Notes to Condensed Consolidated Financial Statements

STATEMENTS OF OPERATIONS

BLUE HOLDINGS INC. (FORMERLY KNOWN AS MARINE JET TECHNOLOGY CORP.) CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

                                             THREE MONTH PERIOD ENDED        NINE MONTH PERIOD ENDED
                                                   SEPTEMBER 30,                   SEPTEMBER 30,
                                            ---------------------------    ---------------------------
                                                2005           2004            2005           2004
                                            ------------   ------------    ------------   ------------
Net Sales ...............................   $ 11,720,815   $          0    $ 20,575,044   $          0

Cost of Goods Sold ......................      6,041,774         17,495      10,431,204         17,495
                                            ------------   ------------    ------------   ------------

Gross Profit (Loss) .....................      5,679,041        (17,495)     10,143,840        (17,495)

Selling, distribution & administrative
   expenses .............................      2,580,232        113,649       4,772,569        113,649
                                            ------------   ------------    ------------   ------------

Income (loss) before expenses relating
   to exchange transaction and
   provision for income taxes ...........      3,098,809       (131,144)      5,371,271       (131,144)

Expenses relating to exchange transaction         50,000              0         527,617              0
                                            ------------   ------------    ------------   ------------

Income (loss) before provision for ......      3,048,809       (131,144)      4,843,654       (131,144)
   income taxes

Provision for income taxes ..............      1,239,830              0       1,376,114              0
                                            ------------   ------------    ------------   ------------

Net Income (Loss) .......................   $  1,808,979   $   (131,144)   $  3,467,540   $   (131,144)
                                            ============   ============    ============   ============

Basic and diluted earnings (loss)
   per share ............................   $       0.07   $      (0.01)   $       0.14   $      (0.01)
                                            ============   ============    ============   ============

Basic and diluted weighted average
   shares ...............................     25,464,000     25,441,628      25,449,167     25,441,628
                                            ============   ============    ============   ============

See Notes to Condensed Consolidated Financial Statements

STATEMENT OF SHAREHOLDERS' EQUITY

BLUE HOLDINGS INC. (FORMERLY KNOWN AS MARINE JET TECHNOLOGY CORP.) CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

                                                             SHARES ISSUED
                                                        -------------------------      PAID
                                           MEMBERS                     PAR VALUE        IN          RETAINED
                                           EQUITY          NUMBER        0.001        CAPITAL       EARNINGS         TOTAL
                                         -----------    -----------   -----------   -----------    -----------    -----------
Beginning Balance, January 1, 2005 ...   $    39,056           --     $      --     $      --      $      --      $    39,056

Contributions ........................     1,886,200           --            --            --             --        1,886,200

Issuance of shares upon reverse merger          --       24,447,783        24,448       (24,448)          --             --

Old Marine Jet shares ................          --          993,845           994          (994)          --             --

Issuance of shares during
exchange transaction .................          --           13,493            13           (13)          --             --

Change in tax status from LLC to Corp.
 upon exchange transaction ...........    (1,925,256)          --            --       3,057,010     (1,131,754)          --

Shares issued to Finder ..............          --          102,079           102       177,515           --          177,617

Net Income for the period ............          --             --            --            --        3,467,540      3,467,540
                                         -----------    -----------   -----------   -----------    -----------    -----------

Ending Balance September 30, 2005 ....   $      --       25,557,200   $    25,557   $ 3,209,070    $ 2,335,786    $ 5,570,413
                                         ===========    ===========   ===========   ===========    ===========    ===========

See Notes to Condensed Consolidated Financial Statements

STATEMENT OF CASH FLOWS

BLUE HOLDINGS INC. (FORMERLY KNOWN AS MARINE JET TECHNOLOGY CORP.) CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

                                                                   FOR SEPTEMBER
                                                      FOR THE        13, 2004
                                                    NINE MONTHS     (INCEPTION)
                                                       ENDED            TO
                                                    SEPTEMBER 30,  SEPTEMBER 30,
                                                       2005             2004
                                                    -----------     -----------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss) ..............................    $ 3,467,540     $  (131,144)
Adjustment to income (loss) not effecting
  use of cash
    Depreciation ...............................          3,062              94
    Stock based exchange transaction
      expense ..................................        177,617            --
Changes in assets and liabilities
    Accounts Receivable ........................       (628,069)           --
    Due from factor ............................     (1,553,933)           --
    Other Receivable ...........................       (235,883)           --
    Inventories ................................     (4,461,882)           --
    Due to Related Parties .....................        247,201         115,563
    Deferred Income Tax ........................       (278,639)           --
    Prepaid Expenses and other current
      assets ...................................         57,817            --
    Income Tax Payable .........................      1,659,673            --
    Accounts Payable ...........................        858,004          18,295
    Due to Customers ...........................        (90,000)           --
    Other Current Liabilities ..................        562,656            --
                                                    -----------     -----------
Net cash (used) provided by operating
  activities ...................................       (214,836)          2,808
                                                    -----------     -----------

CASH FLOWS TO INVESTING  ACTIVITIES
    Purchase of equipment ......................        (55,764)         (2,808)
                                                    -----------     -----------
Net Cash used in investing activities ..........        (55,764)         (2,808)
                                                    -----------     -----------

CASH FLOWS TO FINANCING ACTIVITIES
    Additional Paid in Capital .................        686,200            --
                                                    -----------     -----------
Net cash provided by financing activities ......        686,200            --
                                                    -----------     -----------

Net Increase  in Cash at the end of the
  period .......................................        415,600            --
Cash at the beginning of the period ............         73,823            --
                                                    -----------     -----------
Cash, end of the period ........................    $   489,423     $      --
                                                    ===========     ===========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW STATEMENT

Cash paid for income tax .......................    $       800     $      --
                                                    ===========     ===========

Inventory contributed by a member at its
  historical cost ..............................    $ 1,200,000     $      --
                                                    ===========     ===========

Stock issued in settlement of an expense
  related to the exchange transaction ..........    $   177,617     $      --
                                                    ===========     ===========

See Notes to Condensed Consolidated Financial Statements

BLUE HOLDINGS INC. (FORMERLY KNOWN AS MARINE JET TECHNOLOGY CORP.) NOTES TO FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005 (UNAUDITED)


NOTE 1 - BASIS OF PRESENTATION, ORGANIZATION AND NATURE OF OPERATIONS

         The interim condensed consolidated financial statements are unaudited, but in the opinion of management of the Company, contain all adjustments, which include normal recurring adjustments, necessary to present fairly the financial position at September 30, 2005, the results of operations for the three and nine months ended September 30, 2005 and 2004, and the cash flows for the three and nine months ended September 30, 2005 and 2004.

         Certain information and footnote disclosures normally included in financial statements that have been presented in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission with respect to interim financial statements, although management of the Company believes that the disclosures contained in these financial statements are adequate to make the information presented therein no misleading. For further information, refer to the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission.

         The Company's results of operations for the three and nine months ended September 30, 2005 are not necessarily indicative of the results of operations to be expected for the full fiscal year ending December 31, 2005.

         (a)      ORGANIZATION:

         Blue Holdings, Inc. (a Nevada corporation formerly known as Marine Jet Technology Corp.) was incorporated in the State of Nevada on February 9, 2000. On April 14, 2005, Blue Holdings entered into an Exchange Agreement with Antik Denim, LLC ("Antik"). At the closing of the transactions contemplated by the Exchange Agreement, which occurred on April 29, 2005, Blue Holdings acquired all of the outstanding membership interests of Antik (the "Interests") from the members of Antik, and the members contributed all of their Interests to Blue Holdings. In exchange, Blue Holdings issued to the members 843,027 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of Blue Holdings ("Preferred Shares"), which, on June 7, 2005, as a result of a change to Marine Jet Technology Corp.'s name to Blue Holdings, Inc. and a 1 for 29 reverse stock split, were converted into 24,447,783 shares of Blue Holding's common stock on a post-reverse stock split basis. As such, immediately following the closing and upon the conversion of the Preferred Shares, the Antik members and Elizabeth Guez, our Chief Operating Officer, owned approximately 95.8% of the total issued and outstanding common stock of Blue Holdings on a fully-diluted basis. Following completion of the exchange transaction, Antik became a wholly-owned subsidiary of Blue Holdings. The acquisition is accounted for as a reverse merger (recapitalization) in the accompanying financial statements with Antik deemed to be the accounting acquirer, and Blue Holdings deemed to be the legal acquirer. As such the financial statements herein are those of Antik since September 13, 2004 (the date of its inception). All assets and liabilities of Marine Jet Technology Corp. were assumed by the major shareholder of Blue Holdings, Inc. prior to the exchange transaction and were inconsequential to the merged companies.

         On June 7, 2005, Marine Jet Technology Corp. changed its name to Blue Holdings, Inc., and increased its authorized number of common stock to 75,000,000. Pursuant to the provisions of the Exchange Agreement with Antik, the former members of Antik agreed that, in the event that the shareholders' equity of Blue Holdings (on a consolidated basis following the closing of the transactions contemplated by the Exchange Agreement), as reported in Blue Holdings' Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (the "Consolidated Equity"), was less than $5,000,000, the former members would contribute, within fifteen (15) days following the filing of such periodic report, equity capital to Blue Holdings in an amount equal to the difference between $5,000,000 and the actual Consolidated Equity reported in such periodic report ("Required Contribution"). In the case of such Required Contribution, each of the Antik members agreed that no additional shares of capital stock of Blue Holdings would be issued in consideration of such Required Contribution, and therefore, the existing shareholders of Blue Holdings, including Antik's former members, would not be further diluted. By an amendment dated June 27, 2005, the date of June 30, 2005 for calculation of the Consolidated Equity was amended to September 30, 2005. The Company's Consolidated Equity as of September 30, 2005 was $5,570,413 and no such additional contribution by the members will be required.

         (b)      NATURE OF OPERATIONS:

         The Company operates exclusively in the wholesale apparel industry. The Company designs, develops, markets and distributes high fashion jeans and accessories under the brand names "Antik Denim," "Yanuk," "U," and as of October 31, 2005, "Taverniti So Jeans." The Company's products include jeans, jackets, belts, purses and T-shirts. The Company currently sells its products in the United States, Canada, Japan and the European Union directly to department stores and boutiques and through distribution arrangements in certain foreign jurisdictions. The Company is headquartered in Commerce, California and maintains showrooms in New York and Los Angeles. The Company opened a retail store in Los Angeles during August 2005, whose operations are not yet significant to the consolidated operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      USE OF ESTIMATES:

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

         (b)      INVENTORY VALUATION:

         Inventories are stated at the lower of cost (first-in, first-out method) or market.

         (c)      REVENUE RECOGNITION:

         Revenue is recognized when merchandise is shipped to the customer based upon agreed terms and is recorded net of estimated returns, charge backs and markdowns based upon management's estimates and historical experience. We sometimes arrange, on behalf of manufacturers, for the purchase of fabric from a single supplier. We have the fabric shipped directly to the cutting factory and invoice the factory for the fabric. The factories then pay us for the fabric with offsets against the price of the finished goods.

         (d)      ADVERTISING:

         Advertising costs are expensed as of the first date the advertisements take place. Advertising expenses included in selling expenses approximated $234,980 and $296,481 for the three and nine months ended September 30, 2005, respectively.

         (e)      PROPERTY AND EQUIPMENT:

         Property and equipment is stated at cost. Depreciation is provided by the straight-line method at rates calculated to amortize cost over the estimated useful lives of the respective assets.

         Upon sale or retirement of such assets, the related cost and accumulated depreciation are eliminated from the accounts and gains or losses are reflected in operations. Repairs and maintenance expenditures not anticipated to extend asset lives are charged to operations as incurred.

         (f)      INCOME TAXES:

         Antik had four individual members until April 29, 2005. After the exchange transaction, Blue Holdings became the sole member of Antik. Federal and State income tax obligations for the period through and including April 29, 2005 were passed through to the previous members of Antik, and the Company recorded no provision for such taxes. The Company has agreed with the previous members of Antik that the Company will not make any distributions to pay tax liabilities, if any, on income earned prior to April 30, 2005. Consequently, the taxes on the income of Antik through April 29, 2005 are payable individually by each member.

         The Company accounts for income taxes and the related accounts under the liability method. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis differences reverse.

         The Company's provision for income taxes at September 30, 2005 was based on income for the period from April 30, 2005 to September 30, 2005 as adjusted for timing differences outstanding at the date that Blue Holdings became the sole member of Antik. The Company's income tax provision was computed based on the federal statutory rate and the average state statutory rates, net of the related federal benefit.

         Provision for income taxes was $1,376,114 for the nine months ended September 30, 2005 as compared to $136,284 for the six months ended June 30, 2005. Provision for income taxes as a percentage of income before income taxes was 40.85% for the nine months ended September 30, 2005 and 40.00% for the six months ended June 30, 2005. For the nine months ended September 30, 2005 and the six months ended June 30, 2005, the effective tax rate differs from the federal statutory income tax rate of 34.00% primarily due to the effect of state income taxes and certain expenses that are not deductible for tax purposes.

         (g)      IMPAIRMENT OF LONG-LIVED ASSETS AND INTANGIBLES:

         Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

         (h)      CONCENTRATION OF CREDIT RISK:

         Financial instruments, which potentially expose us to concentration of credit risk, consist primarily of cash, trade accounts receivable, and amounts due from our factor. Concentration of credit risk with respect to trade accounts receivable at September 30, 2005 is limited due to the number of customers comprising the Company's customer base and their dispersion throughout the United States. The Company extends unsecured credit to its customers in the normal course of business.

         The Company's cash balances on deposit with banks are guaranteed by the Federal Deposit Insurance Corporation up to $100,000. The Company may be exposed to risk for the amounts of funds held in one bank in excess of the insurance limit. In assessing the risk, the Company's policy is to maintain cash balances with high quality financial institutions.

         The Company's products are primarily sold to department stores and specialty retail stores. These customers can be significantly affected by changes in economic, competitive or other factors. The Company makes substantial sales to a relatively few, large customers. In order to minimize the risk of loss, the Company assigns certain amount of domestic accounts receivable to a factor without recourse or requires letters of credit from its customers prior to the shipment of goods. For non-factored receivables, account-monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required. No single customer accounted for more than 10% of total sales in the three and nine months ended September 30, 2005, and only one customer accounted for 9% and 6% in the three and nine months ended September 30, 2005, respectively, of total sales.

         (i)      MERCHANDISE RISK:

         The Company's success is largely dependent upon its ability to gauge the fashion tastes of its targeted consumers and provide merchandise that satisfies consumer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have a material adverse effect on the Company's business, operating results and financial condition.

         (j)      ACCOUNTS RECEIVABLE - ALLOWANCE FOR RETURNS, DISCOUNTS AND BAD
                  DEBTS:

         The Company evaluates its ability to collect accounts receivable and the circumstances surrounding chargebacks (disputes from the customer) based upon a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations (such as in the case of bankruptcy filings or substantial downgrading by credit sources), a specific reserve for bad debts is taken against amounts due to reduce the net recognized receivable to the amount reasonably expected to be collected. For all other customers, the Company recognizes reserves for bad debts and uncollectible chargebacks based on its historical collection experience. If collection experience deteriorates (for example, due to an unexpected material adverse change in a major customer's ability to meet its financial obligations to the Company), the estimates of the recoverability of amounts due could be reduced by a material amount.

         (k)      SHIPPING AND HANDLING COSTS:

         Freight   charges   are   included   in   selling,   distribution   and
administrative expenses in the statement of operations and approximated $66,126 and $184,059 for the three and nine months ended September 30, 2005.

NOTE 3 - DUE FROM FACTOR

         We use a factor for working capital and credit administration purposes. Under the factoring agreement, the factor purchases a substantial portion of the trade accounts receivable and assumes all credit risk with respect to such accounts.

         The factor agreement, which originally provided that Antik could borrow an amount up to 85% of the value of its approved factored customer invoices, less a reserve of 15% of unpaid accounts purchased and 100% of all such accounts which are disputed. The factor agreement, which was amended effective July 25, 2005, terminates on July 24, 2006, lists the Company as an additional borrower, and makes available to both the Company and Antik a combined line of credit up to $1.5 million against inventory. The Company and Antik can borrow against inventory up to 33.3% of the value of eligible raw materials and finished goods. The factor agreement was again amended on September 1, 2005 to increase the ratio against approved factored invoices from 85% to 90%, and to provide for the automatic renewal of the credit facilities after July 24, 2006 subject to 120 days' termination notice from any party.

         As of September 30, 2005, the factor holds $5,393,168 of accounts receivable purchased from us and has made advances to us of $3,496,640 against those receivables. The amount of the reserve held by the factor was approximately $811,000. The factor commission is 0.8% of the customer invoice amount for terms up to 90 days, plus one quarter of one percent (.25%) for each additional thirty-day term. Receivables sold in excess of maximums established by the factor are subject to recourse in the event of nonpayment by the customer. The Company is contingently liable to the factor for merchandise disputes, customer claims and the like on receivables sold to the factor. Items subject to recourse approximated $1,688,797 as of September 30, 2005. To the extent that the Company draws funds prior to the deemed collection date of the accounts receivable sold to the factor, interest is charged at the rate of 1% over the factor's prime lending rate per annum. Factor advances are collateralized by the non-factored accounts receivable, inventories and the personal guarantee of Paul Guez, our Chairman, Chief Executive Officer, President and majority shareholder, and Blue Concept, LLC ("Blue Concept"), a company co-owned by Paul Guez and his spouse, Elizabeth Guez.


NOTE 4 - INVENTORIES

         Inventories at September 30, 2005 are summarized as follows:


         Raw Materials ...........................           $2,523,968
         Work-in-Process .........................            1,162,369
         Finished Goods ..........................            2,787,733
                                                             ----------
             TOTAL ...............................           $6,474,070
                                                             ==========

NOTE 5 - PROPERTY AND EQUIPMENT

         Property and equipment at September 30, 2005 is summarized as follows:


         Furniture .....................................        $ 3,869
         Leasehold Improvements ........................         32,500
         Computer Equipment ............................         30,268
                                                                -------
             SUBTOTAL ..................................         66,637

         Less: Accumulated depreciation
            and Amortization ...........................          3,451
                                                                -------
             TOTAL .....................................        $63,186
                                                                =======

NOTE 6 - RELATED PARTY TRANSACTIONS

         The Company had sales to related parties of $72,107 and $838,618 during the three and nine months ended September 30, 2005, respectively. Before the exchange transaction, the sales terms were at a discount of approximately 20% from regular wholesale prices. The terms were changed to regular wholesale prices after the exchange transaction with Antik.

         The Company also purchased fabric at cost from Blue Concept for $157,740 and $617,604 during the three and nine months ended September 30, 2005, respectively. During the three and nine months ended September 30, 2005, we reimbursed $312,148 and $936,443, respectively, for certain expenses (consisting of salaries, payroll taxes, utilities, common area services, rent, insurance and other office services) to Blue Concept. The arrangement was formalized under a Service Agreement signed on May 18, 2005.

         Since July 2005, the Company has purchased finished "Yanuk" products from Blue Concept. These purchases were made at a cost plus basis to cover the cost of goods sold plus allocated overhead. Off -price Yanuk products were sold on behalf of Blue Concept with an overhead recovery charged to Blue Concept. The purchase formula was approved by the Board of Directors of the Company, including all of its independent directors. During the three months ended September 30, 2005, total purchases from Blue Concept amounted to $1,356,947. The Company has started to build its own production team to make Yanuk products in the fourth quarter.

         Paul Guez and Blue Concept have personally guaranteed all advances and ledger debt due to the Company's factor.

         October 6, 2005, the Company entered into a five-year license agreement with Yanuk Jeans LLC ("Yanuk"), effective October 5, 2005. Under the terms of the agreement, the Company will be the exclusive licensor for the design, development, manufacture, sale, marketing and distribution of Yanuk's "U" brand products to the wholesale and retail trade. The Company will pay to Yanuk a royalty of five percent of all net sales of the licensed products and shall pay a guaranteed minimum royalty on an annual basis. In addition, during the term of the license agreement, the company has the option to purchase from Yanuk the property licensed under the agreement.

         On October 31, 2005, the Company entered into an exchange agreement with Taverniti So Jeans, LLC, a California limited liability company ("Taverniti"), and the members of Taverniti (the "Taverniti Members"). Under the exchange agreement, the Company acquired all of the outstanding membership interests of Taverniti (the "Interests") from the Taverniti Members, and the Taverniti Members contributed all of their Interests to the Company. In exchange, the Company issued to the Taverniti Members, on a pro rata basis, an aggregate of 500,000 shares of the Common Stock, par value $0.001 per share, of the Company, and paid to the Taverniti Members, on a pro rata basis, an aggregate of Seven Hundred Fifty Thousand Dollars ($750,000). At the closing of the exchange transaction, Taverniti became a wholly-owned subsidiary of the Company. Paul Guez, the Company's Chairman, Chief Executive Officer, President and majority shareholder, is the sole manager and a member of Taverniti. Elizabeth Guez, Paul Guez's spouse and the Company's Chief Operating Officer, is a member of Taverniti. Two other members of Mr. and Mrs. Guez's family are the remaining members of Taverniti.

         Taverniti is the exclusive licensee for the design, development, manufacture, sale, marketing and distribution of the "Taverniti So Jeans" trademark in the denim and knit sports wear categories for men and women. It is paying royalties to Taverniti Holdings LLC in the ranges of 5-8 percent depending on the net sales of the licensed products pursuant to a license agreement with Taverniti Holdings LLC. Taverniti Holdings LLC is jointly owned by Paul Guez (60%) and Jimmy Taverniti (40%), the designer of the products for the brand, and Mr. Guez is the sole manager. The license agreement was signed in May 2004 and expires on December 31, 2015.

NOTE 7 - DUE FROM/TO RELATED PARTIES

         The related parties are the Company's majority shareholder (who is also the Chairman, Chief Executive Officer and President of the Company) and limited liability companies that are co-owned by the majority shareholder. These amounts are all unsecured and non-interest bearing. All non-trade related advances from related parties have been repaid. Trade-related outstanding items follow regular payment terms as invoiced.

NOTE 8 - MAJOR SUPPLIERS

         During the three months ended September 30, 2005, 3 suppliers comprised greater than 10% of the Company's purchases. Purchases from these suppliers were 20%, 11% and 10%, respectively. During the nine months ended September 30, 2005, 2 suppliers comprised greater than 10% of the Company's purchases. Purchases from these suppliers were 17% and 14%, respectively.

NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of cash, due from factor, accounts receivable, accounts payable, due to related parties, income-tax payable, accrued expenses and other current liabilities approximate fair value because of the short maturity of these items.

NOTE 10 - OFF-BALANCE SHEET RISK

         Financial instruments that potentially subject the Company to off-balance sheet risk consist of factored accounts receivable. As described in
Note 3, the Company sells the majority of its trade accounts receivable to a factor and is contingently liable to the factor for merchandise disputes and other customer claims. The amount of total factor receivables approximated $5,393,168 as of September 30, 2005.

NOTE 11 - CAPITAL CONTRIBUTION

         Since the beginning of 2005, Mr. Guez has personally contributed $1,200,000 in fabric inventory and $686,200 in cash to the Company. From time to time, he also supports the Company with temporary advances. As of September 30, 2005, the Company had advances totaling $151,383 from Mr. Guez which are included in amounts due to related parties on the accompanying balance sheet.

NOTE 12 - COMMITMENTS

         On July 5, 2005, the Company entered into a ten-year license agreement with Yanuk Jeans LLC ("Yanuk"). Under the terms of the agreement, the Company will be the exclusive licensor for the design, development, manufacture, sale, marketing and distribution of Yanuk's "Yanuk" brand products. The Company will pay to Yanuk a royalty of six percent of all net sales of such products and shall pay a guaranteed minimum royalty on a quarterly basis. Also the company has the option to purchase from Yanuk the property licensed under the agreement.

         On July 8, 2005, we entered into an Employment Agreement, which was amended on August 23, 2005, with Philippe Naouri. Mr. Naouri was engaged by us as a fashion director and senior vice president in charge of design, development, manufacturing, marketing and wholesale of apparel and related accessories bearing the "Antik Denim" trademark for a term of 5 years commencing on July 11, 2005 and terminating on July 10, 2010.

Mr. Naouri receives an annual salary of $240,000. Mr. Naouri is also entitled to participate in our bonus, incentive stock option, savings and retirement plans as such plans become available

         On September 8, 2005, Antik entered into a term sheet license agreement with Titan Industries, Inc. that provides Titan with an exclusive right to use the "Antik Denim" trademark for the sale of men's and women's footwear in the United States and its possessions and territories, Canada and Mexico, and a right of first refusal for similar use of the trademark in Europe and South America.

         October 6, 2005, the Company entered into a five-year license agreement with Yanuk Jeans LLC ("Yanuk"), effective October 5, 2005. Under the terms of the agreement, the Company will be the exclusive licensor for the design, development, manufacture, sale, marketing and distribution of Yanuk's "U" brand products to the wholesale and retail trade. The Company will pay to Yanuk a royalty of five percent of all net sales of the licensed products and shall pay a guaranteed minimum royalty on an annual basis. In addition, during the term of the license agreement, the company has the option to purchase from Yanuk the property licensed under the agreement.

         On October 31, 2005, the Company entered into an exchange agreement to acquire the business and all the assets and liabilities of Taverniti So Jeans LLC which was 100% owned by Paul Guez and his family. The Company will issue 500,000 new shares of common stock, and pay $750,000 in cash, as consideration for the acquisition. The transaction will be accounted for as a combination of companies under common control.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

         Statements made in this Form 10-QSB (the "Quarterly Report") that are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the "Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company intends that such forward-looking statements be subject to the safe harbors for such statements. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Any forward-looking statements represent management's best judgment as to what may occur in the future. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Form 10-QSB will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events.

         The words "we," "us," "our," and the "Company," refer to Blue Holdings, Inc. The words or phrases "may," "will," "expect," "believe," "anticipate," "estimate," "approximate," or "continue," "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions, or the negative thereof, are intended to identify "forward-looking statements." Actual results could differ materially from those projected in the forward looking statements as a result of a number of risks and uncertainties, including but not limited to: (a) our failure to implement our business plan within the time period we originally planned to accomplish; and (b) other risks that are discussed in this Form 10-QSB or included in our previous filings with the Securities and Exchange Commission ("SEC").

DESCRIPTION OF BUSINESS

CORPORATE HISTORY

         Blue Holdings, Inc. was incorporated in the State of Nevada on February 9, 2000 under the name Marine Jet Technology Corp. Since our inception and through January 2005, we focused on developing and marketing boat propulsion technology. Between January and February 2005, we entered into separate transactions whereby, among other matters, Keating Reverse Merger Fund, L.L.C. ("KRM Fund"), an existing shareholder of the Company, agreed to purchase a substantial majority of our outstanding common stock, and Intellijet Marine, Inc., a company formed by our former majority shareholder and principal executive officer and director, Jeff P. Jordan, acquired all of our boat propulsion technology assets and assumed all of our then existing liabilities.

         Between February 4, 2005 and April 29, 2005, we existed as a public "shell" company with nominal assets whose sole business was to identify, evaluate and investigate various companies to acquire or with which to merge.

         On April 14, 2005, we entered into an Exchange Agreement (the "Exchange Agreement") with Antik Denim, LLC, a California limited liability company ("Antik"), the members of Antik (the "Antik Members"), and KRM Fund. The closing of the transactions contemplated by the Exchange Agreement occurred on April 29, 2005. At the closing, we acquired all of the outstanding membership interests of Antik (the "Interests") from the Antik Members, and the Antik Members contributed all of their Interests to us. In exchange, we issued to the Antik Members 843,027 shares of our Series A Convertible Preferred Stock, par value $0.001 per share (the "Preferred Shares"), which, as a result of the approval by a substantial majority of our outstanding shareholders entitled to vote and the approval by our Board of Directors, of amendments to our Articles of Incorporation that (i) changed our name to Blue Holdings, Inc., (ii) increased our authorized number of shares of common stock to 75,000,000, and (iii) adopted a 1-for-29 reverse stock split, on June 7, 2005 converted into 708,984,875 shares of our common stock on a pre-reverse stock split basis and 24,447,783 shares of our common stock on a post-reverse stock split basis.

         At the closing, Antik became our wholly-owned subsidiary. The exchange transaction was accounted for as a reverse merger (recapitalization) with Antik deemed to be the accounting acquirer, and us deemed to be the legal acquirer.

         As a result of the closing of the transactions contemplated by the Exchange Agreement, the Antik Members (together with Elizabeth Guez, our Chief Operating Officer) held approximately 95.8% of the outstanding shares of our common stock immediately following the transaction.

         Following the closing of the transactions contemplated by the Exchange Agreement, Paul Guez, one of the former Antik Members, became our Chairman, Chief Executive Officer and President. Mr. Guez has over 30 years experience in the apparel industry and is best known as the founder of Sasson Jeans, which he founded in 1976. Since 1989, Mr. Guez has engaged in the design, marketing, manufacturing and wholesale distribution of premium fashion and denim collections, including for a growing stable of contemporary brands, such as U, Taverniti So Jeans, Duarte Jeans, Elvis, Memphis Blues and Grail Jeans.

         Additionally, Philippe Naouri and Alexandre Caugant, French denim innovators, Antik's principal designers, and two of the former Antik Members continue to provide design services to us. Mr. Naouri has worked on such international brands as Diesel, Levi's and G-Star, and Mr. Caugant has worked on the GOA brand in France.

RECENT DEVELOPMENTS

         On September 8, 2005, Antik entered into a term sheet license agreement with Titan Industries, Inc. that provides Titan with an exclusive right to use the "Antik Denim" trademark for the sale of men's and women's footwear in the United States and its possessions and territories, Canada and Mexico, and a right of first refusal for similar use of the trademark in Europe and South America.

         October 6, 2005, the Company entered into a five-year license agreement with Yanuk Jeans LLC ("Yanuk"), effective October 5, 2005. Under the terms of the agreement, the Company will be the exclusive licensor for the design, development, manufacture, sale, marketing and distribution of Yanuk's "U" brand products to the wholesale and retail trade. The Company will pay to Yanuk a royalty of five percent of all net sales of the licensed products and shall pay a guaranteed minimum royalty on an annual basis. In addition, during the term of the license agreement, the company has the option to purchase from Yanuk the property licensed under the agreement.

         On October 7, 2005, the Company filed a registration statement on Form SB-2 (file number 333-128906) with the Securities and Exchange Commission registering the sale of up to 3,000,000 shares of our common stock from time to time in one or more offerings. We subsequently determined not to pursue the proposed offering as described in the registration statement and withdrew the registration statement on October 19, 2005 pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended.

         On October 31, 2005,  the Company  entered  into an exchange  agreement
with  Taverniti  So  Jeans,   LLC,  a  California   limited   liability  company
("Taverniti"), and the members of Taverniti (the "Taverniti Members").

Under the exchange agreement, the Company acquired all of the outstanding membership interests of Taverniti (the "Interests") from the Taverniti Members, and the Taverniti Members contributed all of their Interests to the Company. In exchange, the Company issued to the Taverniti Members, on a pro rata basis, an aggregate of 500,000 shares of the Common Stock, par value $0.001 per share, of the Company, and paid to the Taverniti Members, on a pro rata basis, an aggregate of Seven Hundred Fifty Thousand Dollars ($750,000). At the closing of the exchange transaction, Taverniti became a wholly-owned subsidiary of the Company. Paul Guez, the Company's Chairman, Chief Executive Officer, President and majority shareholder, is the sole manager and a member of Taverniti. Elizabeth Guez, Paul Guez's spouse and the Company's Chief Operating Officer, is a member of Taverniti. Two other members of Mr. and Mrs. Guez's family are the remaining members of Taverniti.

         Taverniti is the exclusive licensee for the design, development, manufacture, sale, marketing and distribution of the "Taverniti So Jeans" trademark in the denim and knit sports wear categories for men and women. It is paying royalties to Taverniti Holdings LLC in the ranges of 5-8 percent depending on the net sales of the licensed products pursuant to a license agreement with Taverniti Holdings LLC. Taverniti Holdings LLC is jointly owned by Paul Guez (60%) and Jimmy Taverniti (40%), the designer of the products for the brand, and Mr. Guez is the sole manager. The license agreement was signed in May 2004 and expires on December 31, 2015.

OUR BUSINESS

GENERAL OVERVIEW

         We, directly and through our wholly-owned subsidiary, Antik Denim, LLC, which was formed in September 2004, design, develop, manufacture, market, distribute and sell high end fashion jeans, apparel and accessories. We market, distribute and sell "Antik Denim" brand products and, as a result of recent license agreements with Yanuk, "Yanuk" and "U" brand products, in the United States, and internationally in countries that include, but are not limited to, Canada, Belgium, France, Germany, Sweden, Italy, Korea, and Japan. As a result of the acquisition of Taverniti in October 2005, we will similarly market, distribute and sell the "Taverniti So Jeans" brand products.

         We market and distribute our products by participating in industry trade shows, as well as through our show rooms in Los Angeles and New York. We maintain distributor relationships in the United Kingdom, France, Germany, Sweden, Greece, Belgium, Italy, Mexico and Japan. With respect to the Antik Denim brand, except for Mexico and Japan we currently have no exclusive or long term distribution agreements with any party covering any territory, and do not depend on any single distributor to distribute our products. With respect to the Yanuk brand, except for Mexico and Japan, we currently have no exclusive or long term distribution agreements with any party covering any territory, and do not depend on any single distributor to distribute our products. Our distributors often, but not always, purchase products from us at a discount for resale to their customers in their respective territories. Our distributors warehouse our products at their expense and they ship to and collect payment from their customers directly.

         Our products are sold in the United States to department stores and boutiques such as Saks Fifth Avenue, Neiman Marcus, Nordstrom, Barney's, Bloomingdales, Bergdorf Goodman, Atrium, Fred Segal, Intermix, Kitson, and Bendel, as well as smaller boutiques throughout the country.

         Our products are sold internationally to department stores and boutiques such as Lane Crawford in Hong Kong, Harrods and Harvey Nichols in the United Kingdom, Barneys and Isetan in Japan, Galleries Lafayette in France, and Holt Renfrew in Canada.

         We intend to operate certain flagship stores domestically and to license overseas operators to open retail stores that focus on high end fashion denim generally, and the "Antik Denim," "Yanuk," "U" and "Tavernit So Jeans" brands, in particular. While there is no existing plan with respect to the roll-out of such stores, our first retail store opened on August 27, 2005 on Melrose Avenue in Los Angeles.

EMPLOYEES

         As of October 31, 2005, we had 73 employees, not including our three executive officers, Paul Guez, our Chairman, Chief Executive Officer and President, Elizabeth Guez, our Chief Operating Officer, and Patrick Chow, our Chief Financial Officer and Secretary. Of those employees, 53 are employed on a full time basis. The remaining 20 employees are part-time and season based employees. All of our part-time and season based employees are allocated under a service agreement with Blue Concept, LLC, an entity co-owned by Paul and Elizabeth Guez. A description of that service agreement is set forth below in the section entitled "Description of Property." Mr. Guez leads our product development, marketing and sales, and Ms. Guez oversees all product production, including our contract manufacturing activities. Our employees are not unionized and except as described in the paragraph below, no employees are subject to existing employment agreements.

         Antik executed a letter agreement dated March 21, 2005 with Messrs. Naouri and Caugant, two of its principal designers and former members, pursuant to which Antik agreed that, to the extent Antik closed its exchange transaction with us, Antik would, or would use its best efforts to cause us to, enter into employment agreements with each of Messrs. Naouri and Caugant whereby such individuals would (i) perform fashion design services for Antik or us, (ii) be entitled to receive annual salaries of $240,000, plus bonuses based on net sales arising from "Antik Denim" brand apparel, and (iii) be entitled to receive such other benefits as Antik or we may elect to offer to our other employees from time to time. On July 8, 2005, we entered into an Employment Agreement with Philippe Naouri based on the foregoing letter agreement entered into with Antik. This agreement was amended on August 23, 2005 and such amendment was effective on August 1, 2005. Pursuant to the terms of Mr. Naouri's employment agreement, as amended, Mr. Naouri was engaged by us as a fashion director and senior vice president in charge of design, development, manufacturing, marketing and wholesale of apparel and related accessories bearing the "Antik Denim" trademark for a term of 5 years commencing on July 11, 2005 and terminating on July 10, 2010. Mr. Naouri will receive an annual salary of $240,000. Mr. Naouri is entitled to participate in our bonus, incentive stock option, savings and retirement plans as such plans become available. We have not yet entered into an agreement with Mr. Caugant but anticipate doing so on or before the end of the fiscal year ended December 31, 2005.

OUR PRODUCTS

         Our principal products are high end fashion jeans that we design, manufacture, market, distribute and sell, including through our wholly-owned subsidiary, Antik Denim, LLC, under the "Antik Denim" and "Yanuk" labels. These jeans are sold in the United States and abroad to upscale retailers and boutiques. As a result of the acquisition of Taverniti in October 2005, we will similarly design, manufacture, market, distribute and sell the "Taverniti So Jeans" brand products.

         We currently sell men's and women's styles and are in the process of launching a children's line. "Antik Denim," "Yanuk" and "Taverniti So Jeans" brand jeans are made from high quality fabrics milled in the United States, Japan, Italy and Spain and are processed with cutting edge treatments and finishes. Our concepts and designs, including Antik Denim's distinct vintage western flair, and our extraordinary fit, embellishments, patent pending pockets, unique finishes, hand stitching, embroidery detail and other attention to detail and quality give "Antik Denim," "Yanuk" and "Taverniti So Jeans" brand jeans and apparel a competitive advantage in the high end fashion jean market.

         Our jeans are available in multiple combinations of washes, fabrics and finishes, with as many as 20 different combinations of colors, fabrics and finishes on certain styles. Indeed, we introduce new versions of our major styles each month - in different colors, washes and finishes. Although the majority of our sales arise from the sale of jean products, our product line is balanced by tops, including knits and wovens, and accessories, the sales of which we anticipate will continue to grow.

         With the recent license of the "U" brand from Yanuk, we plan to design, develop, market and distribute jeans and accessories under the "U" brand at price points different from those of Antik Denim, Yanuk and Taverniti So Jeans.

PRODUCT STRATEGY

         Our overall product strategy is to offer multiple brands of apparel in the premium and better denim segments. As a result of license agreements with Yanuk Jeans, LLC, we currently market our products under the "Antik Denim," "Yanuk" and "U" brands and plan to continue to further expand our brand portfolio by acquisition and/or license of existing apparel companies and/or brands, as applicable, in the premium or better segments of the industry, or the creation of new brands by our internal design team. Our recent license of the "U" brand from Yanuk, and our recent acquisition of Taverniti, evidences this strategy. While no other definitive arrangement or plan is currently in place, we expect our management to periodically review potential acquisition targets and/or license partners and to make recommendations to our Board of Directors. Our goal to employ a multi-brand strategy which diversifies the fashion and other risks associated with reliance on limited product lines. We believe the increase in demand for premium denim products over the last couple of years and relatively high retail price points for premium jeans, ranging from approximately $200 to $400, offers us a significant opportunity to increase our revenues and improve our profitability.

         We also intend to license our proprietary owned and licensed trademarks with respect to products that we believe are not in our core line of business. While there is no existing plan with respect to the types of products to which we intend to license our proprietary trademarks, on September 8, 2005, Antik entered into a term sheet license agreement with Titan Industries, Inc. that provides Titan with an exclusive right to use the "Antik Denim" trademark for the sale of men's and women's footwear in the United States and its possessions and territories, Canada and Mexico, and a right of first refusal for similar use of the trademark in Europe and South America.

         Over the last thirty years, Mr. Guez, our Chairman, Chief Executive Officer and President, has engaged in the design, marketing, manufacturing and wholesale distribution of premium fashion and denim collections, including Sasson Jeans and more recently, a growing stable of contemporary brands, such as Duarte Jeans, Elvis, Memphis Blues and Grail Jeans. Our principle designers, Philippe Naouri and Alex Caugant have previously assisted world-renowned casual apparel companies such as Chevignon, Diesel, GOA, and Replay in the design and development of successful brands and products.

OPERATING STRATEGY

         Our operating strategy is to continue to build on our strengths in brand development, marketing, distribution, and product sourcing capabilities to become the leading company in the high fashion denim apparel industry. Our goal is to leverage the expertise and relationships gained by our executive management and product design teams' prior experience in creating and developing premium denim apparel brands, product sourcing and manufacturing in the US, Mexico, and Asia, and distributing to high-end retail channels both domestically and internationally.

         Additionally, while we have a service agreement with Blue Concept in place, we have started to build our own team of professionals responsible for coordinating product manufacturing, material sourcing, and sales and marketing, all of whom have significant prior experience and established relationships in the denim apparel industry.

GROWTH STRATEGY

         We plan to continue to expand our operations, revenues, and profits through our internal growth and the acquisition and/or license of complimentary apparel brands or companies that we may identify from time to time. We anticipate that our internal growth will be driven by (1) expansion of our product lines by introducing new styles and complimentary products and accessories, (2) expansion of our wholesale distribution, both domestically and internationally through high end retailers, and (3) the opening of select retail flagship stores domestically and the licensing of operators overseas to open stores to promote the identity of our brands. Our first retail store opened on August 27, 2005 on Melrose Avenue in Los Angeles. We anticipate that our growth strategy through acquisitions and/or licenses will involve the acquisition or license of additional companies and/or brands, as applicable, depending upon a company's and/or a brand's sales revenues, name and brand recognition, and/or synergies with the "Antik Denim," "Yanuk" and "U" brands, with the ultimate goal of building a portfolio of lifestyle brands in the premium and better segments of the denim industry. Our recent license of the "U" brand from Yanuk, and our recent acquisition of Taverniti, evidences this strategy. While no other definitive arrangement or plan is currently in place, we expect our management to periodically review potential acquisition targets and/or licensing partners and to make recommendations to our Board of Directors.

SUPPLY STRATEGY

         We purchase our fabric, thread and other raw materials from various industry suppliers within the United States and abroad. We do not currently have any long-term agreements in place for the supply of our fabric, thread or other raw materials. The fabric, thread and other raw materials used by us are available from a large number of suppliers worldwide.

         During the three months ended September 30, 2005, three suppliers comprised greater than 10% of the Company's purchases. Purchases from these suppliers were 20%, 11% and 10% respectively. During the nine months ended September 30, 2005, two suppliers comprised greater than 10% of the Company's purchases. Purchases from these suppliers were 17% and 14%, respectively.

MANUFACTURING

         We presently outsource all of our manufacturing to contract vendors using just in time ordering. We use several contract vendors for our manufacturing needs with the bulk of purchases (approximately 70%) currently occurring from domestic (U.S.) factories. We are increasing the use of factories in Mexico and the Far East. We are not reliant on any one manufacturer and manufacturing capacity is readily available to meet our current and planned needs. We maintain rigorous quality control systems for both raw and finished goods. To maintain low fixed expenses, we will continue to outsource the vast majority of our production. We will add additional contractors as required to meet our needs.

         We believe we can realize significant cost savings in product manufacturing because of our strong relationships with a diverse group of U.S. and international contract manufacturers established by our management team through their prior experience in the apparel industry. Also the increase in production volume as a result of our multi-brand strategy will give us economies of scale to achieve more cost savings.

COMPETITION

         The high-end fashion denim industry is very competitive and fragmented. Our competitors are companies such as Levi Strauss, Calvin Klein, Joe's Jeans, True Religion Apparel, Innovo Group, Inc., Seven For All Mankind and Citizens of Humanity.

         Our competitive edge lies in our ability to create innovative concepts and designs, to develop products with extraordinary fit, and to expand our high quality fabrics and finishes, treatments and embellishments (including our patent pending pockets, hand stitching and embroidery detail). We believe that we offer value products that can successfully compete in the high end fashion denim industry.

TRADEMARKS AND OTHER INTELLECTUAL PROPERTY

         Antik is the holder of trademark applications for the "Antique Denim" and "Antik Denim" marks in the United States and various other foreign jurisdictions. Antik also owns several proprietary concepts and designs, including pending trademark and patent applications on its pocket designs. Yanuk, from whom we hold exclusive licenses to exploit products based on the "Yanuk" and "U" brands, is the holder of several United States and foreign trademarks.

         Taverniti is the exclusive licensee for the design, development, manufacture, sale, marketing and distribution of the "Taverniti So Jeans" trademark in the denim and knit sports wear categories for men and women. It is paying royalties to Taverniti Holdings LLC in the ranges of 5-8 percent depending on the net sales of the licensed products pursuant to a license agreement with Taverniti Holdings LLC. Taverniti Holdings LLC is jointly owned by Paul Guez (60%) and Jimmy Taverniti (40%), the designer of the products for the brand, and Mr. Guez is the sole manager. The license agreement was signed in May 2004 and expires on December 31, 2015.

         We anticipate continuing to expand the "Antik Denim," "Yanuk," "U" and "Taverniti So Jeans" brands, and their proprietary trademarks and designs, worldwide. We also anticipate taking, and have already taken, coordinated action to curb an increase in the domestic and international counterfeiting of Antik's stylized pocket design and other intellectual property, including, without limitation, through litigation if necessary.

GOVERNMENT REGULATION AND SUPERVISION

         We benefit from certain international treaties and regulations, such as the North American Free Trade Agreement (NAFTA), which allows for the duty and quota free entry into the United States of certain qualifying merchandise. International trade agreements and embargoes by entities such as the World Trade Organization also can affect our business, although their impact has historically been favorable as it relates to Antik and Yanuk.

         We have implemented various programs and procedures, including unannounced inspections, to ensure that all of the apparel manufacturers with whom we contract fully comply with employment and safety laws and regulations governing their place of operation.

RESEARCH AND DEVELOPMENT

         Mr. Guez, along with a team of designers, is responsible for the design and development of our product lines. There is no formal research and development plan at this time, however, since inception, we have apportioned significant resources on our research and development activities related to our designs.

PRINCIPAL EXECUTIVE OFFICES

         Our principal executive offices are located at 5804 E. Slauson Ave., Commerce, California 90040. Our telephone number is (323) 725-5555.

DESCRIPTION OF PROPERTY

         Our offices and warehouse are located in Commerce, California. It is from this facility that we conduct all of our executive and administrative functions, and ship products to our customers. We also maintain showrooms in both Los Angeles and New York City. The cost of operations at the Commerce facility and the showrooms is shared by several companies and is allocated to us pursuant to our service agreement with Blue Concept, LLC. We utilize approximately 15,000 sq. ft of the Commerce, California facility and pay approximately $15,000 per month pursuant to this agreement with Blue Concept, LLC. We believe that the facilities utilized by us are well maintained, in good operating condition and adequate to meet our current and foreseeable needs.

         The service agreement with Blue Concept also provides that (i) in consideration of a monthly service fee of $78,500, Blue Concept provides us services in the following areas: MIS, human resources, sales, customer service, EDI Support, quality control, purchasing, import/export services, graphic design, laundry and distribution; and (ii) we share with Blue Concept 15% of the actual telephone, utilities and office supply expenses incurred by Blue Concept, as evidenced by actual invoices presented to us.

         On August 27, 2005, we opened a retail store in Los Angeles and assumed all the obligations of a 10-year property lease which was previously signed by Blue Concept, LLC in April, 2005.

LIQUIDITY AND CAPITAL RESOURCES

         For the nine months ended September 30, 2005, net cash used by operating activities amounted to $(0.21 million). The deficit was created by an increase of $4.5 million in inventory, $1.6 million in due from factor and $0.86 million in accounts receivables. This deficit was financed by an increase of
$1.7  million  in  tax  payable,   $0.9  million  in  accounts  payable  and  by
contribution of inventory for $1.2 million by Mr. Guez and additional paid-in-capital of $0.7 million, mostly from Mr. Guez.

         Since the beginning of 2005, Mr. Guez has personally contributed $1,200,000 in fabric inventory and $686,200 in cash to the Company. From time to time, he also supports the Company with temporary advances. As of September 30, 2005, the Company had advances totaling $151,383 from Mr. Guez which are included in amounts due to related parties on the accompanying balance sheet.

         We use a factor for working capital and credit administration purposes. Under the factoring agreement, the factor purchases a substantial portion of the trade accounts receivable and assumes all credit risk with respect to such accounts.

         The factor agreement, which originally terminated on October 18, 2006, provides that Antik can borrow an amount up to 85% of the value of its approved factored customer invoices, less a reserve of 15% of unpaid accounts purchased and 100% of all such accounts which are disputed. The factor agreement, which was amended effective July 25, 2005, now terminates on July 24, 2006, and lists the Company as an additional borrower, and makes available to both the Company and Antik a combined line of credit up to $1.5 million against inventory. The Company and Antik can borrow against inventory up to 33.3% of the value of eligible raw materials and finished goods. The factor agreement was again amended on September 1, 2005 to increase the ratio against approved factored invoices from 85% to 90%, and to provide for the automatic renewal of the credit facilities after July 24, 2006 subject to 120 days' termination notice from any party.

         As of September 30, 2005, the amount of the reserve held by the factor was approximately $811,000. The factor commission is 0.8% of the customer invoice amount for terms up to 90 days, plus one quarter of one percent (.25%) for each additional thirty-day term. Receivables sold in excess of maximums established by the factor are subject to recourse in the event of nonpayment by the customer. The Company is contingently liable to the factor for merchandise disputes, customer claims and the like on receivables sold to the factor. Items subject to recourse approximated $1,688,797 as of September 30, 2005. To the extent that the Company draws funds prior to the deemed collection date of the accounts receivable sold to the factor, interest is charged at the rate of 1% over the factor's prime lending rate per annum. Factor advances and ledger debt are collateralized by the non-factored accounts receivable, inventories and the personal guarantee of Paul Guez, our Chairman, Chief Executive Officer, President and majority shareholder, and Blue Concept, LLC ("Blue Concept"), a company co-owned by Paul Guez and his spouse, Elizabeth Guez.

         Our primary source of liquidity is expected to be cash flow generated from operations, cash and cash equivalents currently on hand, and working capital attainable through our factor.

         Additionally, pursuant to the provisions of the Exchange Agreement among us, Antik, and the members of Antik, the members of Antik agreed that, in the event that our shareholders' equity (on a consolidated basis following the closing of the transactions contemplated by that agreement) as reported in our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 (the "Consolidated Equity") was less than $5,000,000, the members would contribute, within fifteen (15) days following the filing of such periodic report, equity capital to us in an amount equal to the difference between $5,000,000 and the actual Consolidated Equity reported in such periodic report ("Required Contribution"). In the case of such Required Contribution, each of the Antik members agreed that no additional shares of our capital stock would be issued in consideration of such Required Contribution, and therefore, the existing shareholders, including Antik's members, would not be further diluted. On June 27, 2005, we, Antik, Antik's former members (i.e., the members of Antik prior to the closing of the transactions contemplated by the Exchange Agreement), and Keating Reverse Merger Fund, a beneficiary of certain provisions of the Exchange Agreement, amended the Exchange Agreement to require that the Required Contribution is to be made, if at all, in connection with the Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005. Our Consolidated Equity for the quarter ended September 30, 2005 was $5.5 million, and accordingly, the Required Contribution will not be required to be paid by the former Antik members.

RESULTS OF OPERATIONS

         The acquisition of Antik Denim, LLC ("Antik") is accounted for as a reverse merger (recapitalization) in the accompanying financial statements with Antik deemed to be the accounting acquirer, and Blue Holdings deemed to be the legal acquirer. Accordingly the financial statements herein are those of Antik since September 13, 2004 (the date of its inception). As such, there are no comparisons with previous periods.

NINE MONTHS ENDED SEPTEMBER 30, 2005

         For the nine months ended September 30, 2005, net cash used by operating activities amounted to $(0.21 million). The deficit was created by an increase of $4.5 million in inventory, $1.6 million in due from factor and $0.86 million in accounts receivables. This deficit was financed by an increase of
$1.7 million in tax payable, $0.9 million in accounts payable and by contribution of inventory for $1.2 million by Mr. Guez and additional paid-in capital of $0.7 million, mostly from Mr. Guez.

         We recorded sales of $20.6 million for the nine months ending September 30, 2005. Gross profit for the nine months ending September 30, 2005 was $10.1 million, or 49.3%. The majority of our sales in the nine months were generated from the Antik Denim brand. Management expects that sales in the fourth quarter will slow down as a result of seasonality trends in purchases by customers.

         Selling, distribution and administrative expenses for the nine months ended September 30, 2005 totaled $4.8 million and included design and sales-related expenses such as purchases of sample fabric, freight, advertising, commissions, travel and trade show expense. The principal components were legal and professional ($1.00 million), and fees paid to Blue Concept, LLC under the service agreement ($0.94 million). Net Income after provision for taxes was $3.4 million. Other than the minimum tax of $800 for the State of California, previous members of Antik have agreed not to require distributions for their individual tax liabilities for the period up to the exchange transaction.
Therefore, our tax provisions were based on income between April 30 and September 30, 2005.

THREE MONTHS ENDED SEPTEMBER 30, 2005

         Net cash provided by operating activities for the three months ended September 30, 2005 was $0.51 million. Besides the cash inflow from net income, the surplus was also the result of an increase in income tax payable by $1.3 million and accrued expenses by $0.51 million. These cash inflows were then offset by an increase of $0.72 million in accounts receivable, $1.5 million in due from Factor, and $1 million in inventory.

         We recorded sales of $11.7 million for the three months ending September 30, 2005. Gross profit for the three months ended September 30, 2005 was 5.7 million, or 48.5%. The gross margin in the quarter was diluted by the sale of old inventory at lower margins. The majority of our sales in the quarter were generated from the Antik Denim brand. The increase in sales was due to strong demand for the Antik Denim brand, both domestically and internationally.

         Selling, distribution and administrative expenses totaled $2.6 million and included design and sales-related expenses such as purchases of sample fabric, freight, advertising, commissions, travel and trade show expense. The principal components were design and development expenses ($0.4 million), fees paid to Blue Concept, LLC under the service agreement ($0.31 million), advertising and trade shows ($0.23 million), and legal and professional fees ($0.18 million). With the exception of fees under the service agreement, we expect these other expenses will continue to increase in line with the expansion of our business.

         Net Income after provision for taxes was $1.8 million. Other than the minimum tax of $800 for the State of California, former members of Antik have undertaken not to take further distributions for their individual tax liabilities. Therefore, our tax provisions were based on the income between July 1 and September 30, 2005. During the quarter, the Company reimbursed $50,000 to the principal shareholder in full and final settlement of all expenses relating to the exchange transaction.

PERIOD FROM SEPTEMBER 13, 2004 (INCEPTION) THROUGH SEPTEMBER 30, 2004

         Net cash used by operating activities for the period from inception through September 30, 2004 was $0 as funds were provided through increases in due to related parties by $0.12 million and accounts payable by $0.02 million.

         We recorded sales of $0 for the period from inception through September 30, 2004. Selling, distribution and administrative expenses totaled $0.13 million and included payroll, purchases of sample fabric, freight, travel and duties. The principal component was design expenses ($0.03 million).

CRITICAL ACCOUNTING POLICIES

         Revenue is recognized when merchandise is shipped to the customer based upon agreed terms and is recorded net of estimated returns, charge backs and markdowns based upon management's estimates and historical experience.

         Trade accounts receivable are recorded at invoiced amounts, less amounts accrued for returns, discounts and allowances. An allowance is provided for specific customer accounts where collection is doubtful and for inherent risk in our ability to ultimate collect. There is no off-balance sheet credit exposure related to customer receivables.

         Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out ("FIFO") method.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS DESCRIPTION BEFORE PURCHASING SHARES OF OUR COMMON STOCK OR OTHER SECURITIES. INVESTING IN BLUE HOLDINGS' COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE NOT AWARE OF, OR THAT WE CURRENTLY DEEM IMMATERIAL, ALSO MAY BECOME IMPORTANT FACTORS THAT AFFECT US. IF ANY OF THE FOLLOWING EVENTS OR OUTCOMES ACTUALLY OCCURS, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION WOULD LIKELY SUFFER. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO PURCHASE OUR COMMON STOCK.

RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY, MAKING IT DIFFICULT TO EVALUATE WHETHER WE WILL OPERATE PROFITABLY.

Antik was formed in September 2004 to design, develop, manufacture, market, distribute and sell high end fashion jeans, apparel and accessories. As a result, we do not have a meaningful historical record of sales and revenues nor an established business track record. While our management believes that we have an opportunity to be successful in the high end fashion jean market, there can be no assurance that we will be successful in accomplishing our business initiatives, or that we will achieve any significant level of revenues, or ever recognize net income, from the sale of our products.

Unanticipated problems, expenses and delays are frequently encountered in increasing production and sales and developing new products, especially in the current stage of our business. Our ability to continue to successfully develop, produce and sell our products and to generate significant operating revenues will depend on our ability to, among other matters:

         - successfully market, distribute and sell our products or enter into agreements with third parties to perform these functions on our behalf; and

         -        obtain the financing required to implement our business plan.

Given our limited operating history, our new license agreements with Yanuk, our acquisition of Taverniti, and our lack of long-term sales history and other sources of revenue, there can be no assurance that we will be able to achieve any of our goals and develop a sufficiently large customer base to be profitable.

WE MAY REQUIRE ADDITIONAL CAPITAL IN THE FUTURE.

We may not be able to fund our future growth or react to competitive pressures if we lack sufficient funds. Currently, management believes we have sufficient cash on hand and cash available through our factor to fund existing operations for the foreseeable future. However, in the future, we may need to raise additional funds through equity or debt financings or collaborative relationships, including in the event that we lose our relationship with our factor. This additional funding may not be available or, if available, it may not be available on economically reasonable terms. In addition, any additional funding may result in significant dilution to existing shareholders. If adequate funds are not available on commercially acceptable terms, we may be required to curtail our operations or obtain funds through collaborative partners that may require us to release material rights to our products.

FAILURE TO MANAGE OUR GROWTH AND EXPANSION COULD IMPAIR OUR BUSINESS.

Management believes that we are poised for significant growth in 2006. However, no assurance can be given that we will be successful in maintaining or increasing our sales in the future. Any future growth in sales will require additional working capital and may place a significant strain on our management, management information systems, inventory management, sourcing capability, distribution facilities and receivables management. Any disruption in our order processing, sourcing or distribution systems could cause orders to be shipped late, and under industry practices, retailers generally can cancel orders or refuse to accept goods due to late shipment. Such cancellations and returns would result in a reduction in revenue, increased administrative and shipping costs and a further burden on our distribution facilities.

Additionally, we intend from time to time to open and/or license retail stores focusing on the "Antik Denim," "Yanuk," "Taverniti So Jeans" and other brands, and to acquire and/or license other businesses and brands, as applicable, as we deem appropriate. If we are unable to adequately manage our retail operations, or to properly integrate any business or brands we acquire and/or license, this could adversely affect our results of operation and financial condition.

WE CURRENTLY OWN OR LICENSE, AND OPERATE, A LIMITED NUMBER OF PRINCIPAL BRANDS. IF WE ARE UNSUCCESSFUL IN MARKETING AND DISTRIBUTING THOSE BRANDS OR IN EXECUTING OUR OTHER STRATEGIES, OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION WILL BE ADVERSELY AFFECTED.

While our goal is to employ a multi-brand strategy that will ultimately diversify the fashion and other risks associated with reliance on a limited product line, we currently operate, directly and through our wholly-owned subsidiary, Antik Denim, LLC, a limited number of principal brands, most of which are being operated pursuant to very recent license or acquisition agreements. If we are unable to successfully market and distribute our branded products, or if the recent popularity of premium denim brands decreases, or if we are unable to execute on our multi-brand strategy to acquire and/or license additional companies and/or brands, as applicable, identified by our management from time to time, our results of operations and financial condition will be adversely affected.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY.

Management expects that we will experience substantial variations in our net sales and operating results from quarter to quarter. We believe that the factors which influence this variability of quarterly results include:

         -        the timing of its introduction of new product lines;
         -        the level of consumer acceptance of each new product line;
         - general economic and industry conditions that affect consumer spending and retailer purchasing;
         -        the availability of manufacturing capacity;
         -        the seasonality of the markets in which it participates;
         -        the timing of trade shows;
         -        the product mix of customer orders;
         - the timing of the placement or cancellation of customer orders;
         -        the weather;
         -        transportation delays;
         -        quotas and other regulatory matters;
         -        the occurrence of charge backs in excess of reserves; and
         - the timing of expenditures in anticipation of increased sales and actions of competitors.

As a result of fluctuations in our revenue and operating expenses that may occur, management believes that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is possible that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors. In that case, our common stock price could fluctuate significantly or decline.

THE FINANCIAL CONDITION OF OUR CUSTOMERS COULD AFFECT OUR RESULTS OF OPERATIONS.

Certain retailers, including some of our customers, have experienced in the past, and may experience in the future, financial difficulties, which increase the risk of extending credit to such retailers and the risk that financial failure will eliminate a customer entirely. These retailers have attempted to improve their own operating efficiencies by concentrating their purchasing power among a narrowing group of vendors. There can be no assurance that we will remain a preferred vendor for our existing customers. A decrease in business from or loss of a major customer could have a material adverse effect on our results of operations. There can be no assurance that our factor will approve the extension of credit to certain retail customers in the future. If a customer's credit is not approved by the factor, we could assume the collection risk on sales to the customer itself, require that the customer provide a letter of credit, or choose not to make sales to the customer.

OUR BUSINESS IS SUBJECT TO RISKS ASSOCIATED WITH IMPORTING PRODUCTS.

A portion of our import operations are subject to tariffs imposed on imported products and quotas imposed by trade agreements. In addition, the countries in which our products are imported may from time to time impose additional new duties, tariffs or other restrictions on its imports or adversely modify existing restrictions. Adverse changes in these import costs and restrictions, or our suppliers' failure to comply with customs or similar laws, could harm our business. We cannot assure that future trade agreements will not provide our competitors with an advantage over us, or increase our costs, either of which could have an adverse effect on our business and financial condition.

Our operations are also subject to the effects of international trade agreements and regulations such as the North American Free Trade Agreement, and the activities and regulations of the World Trade Organization. Generally, these trade agreements benefit our business by reducing or eliminating the duties assessed on products or other materials manufactured in a particular country. However, trade agreements can also impose requirements that adversely affect our business, such as limiting the countries from which we can purchase raw materials and setting duties or restrictions on products that may be imported into the United States from a particular country.

 Our ability to import raw materials in a timely and cost-effective manner may also be affected by problems at ports or issues that otherwise affect transportation and warehousing providers, such as labor disputes. These problems could require us to locate alternative ports or warehousing providers to avoid disruption to our customers. These alternatives may not be available on short notice or could result in higher transit costs, which could have an adverse impact on our business and financial condition.

OUR DEPENDENCE ON INDEPENDENT MANUFACTURERS AND SUPPLIERS OF RAW MATERIALS REDUCES OUR ABILITY TO CONTROL THE MANUFACTURING PROCESS, WHICH COULD HARM OUR SALES, REPUTATION AND OVERALL PROFITABILITY.

We depend on independent contract manufacturers and suppliers of raw materials to secure a sufficient supply of raw materials and maintain sufficient manufacturing and shipping capacity in an environment characterized by declining prices, labor shortage, continuing cost pressure and increased demands for product innovation and speed-to-market. This dependence could subject us to difficulty in obtaining timely delivery of products of acceptable quality. In addition, a contractor's failure to ship products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers. The failure to make timely deliveries may cause our customers to cancel orders, refuse to accept deliveries, impose non-compliance charges through invoice deductions or other charge-backs, demand reduced prices or reduce future orders, any of which could harm our sales, reputation and overall profitability.

We do not have long-term contracts with any of our independent contractors and any of these contractors may unilaterally terminate their relationship with us at any time. While management believes that there exists an adequate supply of contractors to provide products and services to us, to the extent we are not able to secure or maintain relationships with independent contractors that are able to fulfill its requirements, our business would be harmed.

We have initiated standards for our suppliers, and monitor our independent contractors' compliance with applicable labor laws, but we do not control our contractors or their labor practices. The violation of federal, state or foreign labor laws by one of our contractors could result in us being subject to fines and our goods that are manufactured in violation of such laws being seized or their sale in interstate commerce being prohibited. To date, we have not been subject to any sanctions that, individually or in the aggregate, have had a material adverse effect on our business, and we is not aware of any facts on which any such sanctions could be based. There can be no assurance, however, that in the future we will not be subject to sanctions as a result of violations of applicable labor laws by our contractors, or that such sanctions will not have a material adverse effect on our business and results of operations.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS.

The loss of or inability to enforce our trademarks or any of our other proprietary or licensed designs, patents, know-how and trade secrets could adversely affect our business. If any third party copies or otherwise gains access to our trademarks or other proprietary rights, or develops similar products independently, it may be costly to enforce our rights and we would not be able to compete as effectively. Additionally, the laws of foreign countries may provide inadequate protection of intellectual property rights, making it difficult to enforce such rights in those countries.

We may need to bring legal claims to enforce or protect our intellectual property rights. Any litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources. In addition, notwithstanding the rights we have secured in our intellectual property, third parties may bring claims against us alleging that we have infringed on their intellectual property rights or that our intellectual property rights are not valid. Any claims against us, with or without merit, could be time consuming and costly to defend or litigate and therefore could have an adverse affect on our business.

THE LOSS OF PAUL GUEZ OR OUR LEAD DESIGNERS WOULD HAVE AN ADVERSE EFFECT ON OUR FUTURE DEVELOPMENT AND COULD SIGNIFICANTLY IMPAIR OUR ABILITY TO ACHIEVE OUR BUSINESS OBJECTIVES.

Our success is largely dependent upon the expertise and knowledge of our Chairman, Chief Executive Officer and President, Paul Guez, and our lead designers, and our ability to continue to hire and retain other key personnel. The loss of Mr. Guez, or any of our other key personnel, could have a material adverse effect on our business, development, financial condition, and operating results. We do not maintain "key person" life insurance on any of our management or key personnel, including Mr. Guez.

RISKS RELATED TO OUR INDUSTRY

OUR SALES ARE HEAVILY INFLUENCED BY GENERAL ECONOMIC CYCLES.

Apparel is a cyclical industry that is heavily dependent upon the overall level of consumer spending. Purchases of apparel and related goods tend to be highly correlated with cycles in the disposable income of our consumers. Our customers anticipate and respond to adverse changes in economic conditions and uncertainty by reducing inventories and canceling orders. As a result, any substantial deterioration in general economic conditions, increases in interest rates, acts of war, terrorist or political events that diminish consumer spending and confidence in any of the regions in which we compete, could reduce our sales and adversely affect our business and financial condition.

OUR BUSINESS IS HIGHLY COMPETITIVE AND DEPENDS ON CONSUMER SPENDING PATTERNS.

The apparel industry is highly competitive. We face a variety of competitive challenges including:

         - anticipating and quickly responding to changing consumer demands;
         - developing innovative, high-quality products in sizes and styles that appeal to consumers;
         - competitively pricing our products and achieving customer perception of value; and
         -        the need to provide strong and effective marketing support.

WE MUST SUCCESSFULLY GAUGE FASHION TRENDS AND CHANGING CONSUMER PREFERENCES TO SUCCEED.

Our success is largely dependent upon our ability to gauge the fashion tastes of our customers and to provide merchandise that satisfies retail and customer demand in a timely manner. The apparel business fluctuates according to changes in consumer preferences dictated in part by fashion and season. To the extent we misjudge the market for our merchandise, our sales may be adversely affected. Our ability to anticipate and effectively respond to changing fashion trends depends in part on our ability to attract and retain key personnel in our design, merchandising and marketing staff. Competition for these personnel is intense, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in future periods.

OUR BUSINESS MAY BE SUBJECT TO SEASONAL TRENDS.

In the experience of our management, operating results in the high end fashion denim industry have been subject to seasonal trends when measured on a quarterly basis. This trend is dependent on numerous factors, including:

         -        the markets in which we operate;
         -        holiday seasons;
         -        consumer demand;
         -        climate;
         -        economic conditions; and
         -        numerous other factors beyond our control.

OTHER RISKS RELATED TO AN INVESTMENT IN OUR COMMON STOCK

OUR SALE OF SECURITIES IN ANY EQUITY OR DEBT FINANCING COULD RESULT IN DILUTION TO OUR SHAREHOLDERS AND HAVE A MATERIAL ADVERSE EFFECT ON OUR EARNINGS.

Any sale of shares by us in future private placement offerings could result in dilution to our existing shareholders as a direct result of our issuance of additional shares of our capital stock. In addition, our business strategy may include expansion through internal growth, by acquiring complementary businesses, by acquiring or licensing additional brands, or by establishing strategic relationships with targeted customers and suppliers. In order to do so, or to fund our other activities, we may issue additional equity securities that could dilute our shareholders' stock ownership. We may also assume additional debt and incur impairment losses related to goodwill and other tangible assets if we acquire another company and this could negatively impact our results of operations.

INSIDERS OWN A SIGNIFICANT PORTION OF OUR COMMON STOCK, WHICH COULD LIMIT OUR SHAREHOLDERS' ABILITY TO INFLUENCE THE OUTCOME OF KEY TRANSACTIONS.

As of October 31, 2005, our Chief Executive Officer, Paul Guez, Chief Operating Officer, Elizabeth Guez, Chief Financial Officer, Patrick Chow, and three members of our design team, Messrs. Naouri, Caugant and Meyer Abbou, all former members of Antik, owned approximately 89.9% of the outstanding shares of our common stock. Paul and Elizabeth Guez alone own approximately 72.1% of the outstanding shares of our common stock at October 31, 2005. Accordingly, our executive officers and key personnel have the ability to affect the outcome of, or exert considerable influence over, all matters requiring shareholder approval, including the election and removal of directors and any change in control. This concentration of ownership of our common stock could have the effect of delaying or preventing a change of control of us or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This, in turn, could have a negative effect on the market price of our common stock. It could also prevent our shareholders from realizing a premium over the market prices for their shares of common stock.

OUR STOCK PRICE HAS BEEN VOLATILE.

Our common stock is quoted on the Over-The-Counter Bulletin Board, and there can be substantial volatility in the market price of our common stock. The market price of our common stock has been, and is likely to continue to be, subject to significant fluctuations due to a variety of factors, including quarterly
variations  in  operating  results,   operating  results  which  vary  from  the
expectations of securities analysts and investors, changes in financial estimates, changes in market valuations of competitors, announcements by us or our competitors of a material nature, loss of one or more customers, additions or departures of key personnel, future sales of common stock and stock market price and volume fluctuations. In addition, general political and economic conditions such as a recession, or interest rate or currency rate fluctuations may adversely affect the market price of our common stock.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price of our common stock. Often, price fluctuations are unrelated to operating performance of the specific companies whose stock is affected. In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has occurred against the issuing company. If we were subject to this type of litigation in the future, we could incur substantial costs and a diversion of our management's attention and resources, each of which could have a material adverse effect on our revenue and earnings. Any adverse determination in this type of litigation could also subject us to significant liabilities.

ABSENCE OF DIVIDENDS COULD REDUCE OUR ATTRACTIVENESS TO INVESTORS.

Some investors favor companies that pay dividends, particularly in general downturns in the stock market. We have not declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth, and we do not currently anticipate paying cash dividends on our common stock in the foreseeable future. Because we may not pay dividends, your return on this investment likely depends on your selling our stock at a profit.

OFF-BALANCE SHEET ARRANGEMENTS

None.

ITEM 3.  CONTROLS AND PROCEDURES

         As of September 30, 2005, the end of the period covered by this Report, we conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

         There was no change in the our internal control over financial reporting during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

                                     PART II

ITEM 6.  EXHIBITS

      EXHIBIT
      NUMBER        DESCRIPTION OF EXHIBIT
      -------       ----------------------

       10.1 License Agreement dated July 5, 2005, between the Company and Yanuk Jeans, LLC (Incorporated by reference to Exhibit
                    10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2005).

       10.2 Employment Agreement dated July 8, 2005, between the Company and Philippe Naouri (Incorporated by reference to Exhibit
                    10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2005).

       10.3 First Amendment to Employment Agreement effective as of August 1, 2005, between the Company and Philippe Naouri (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 2005).

       10.4 Licensing Term Sheet dated September 8, 2005, between Antik Denim, LLC and Titan Industries, Inc.

       10.5 License Agreement effective October 5, 2005, between the Company and Yanuk Jeans, LLC (Incorporated by reference to
                    Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2005).

       31.1 Certification by Chief Executive Officer and President pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

       31.2 Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

       32.1 Certification of Chief Executive Officer and President pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                    Section 906 of the Sarbanes-Oxley Act of 2002.

       32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BLUE HOLDINGS, INC.



Date: November 8, 2005               By:  /S/ PATRICK CHOW
                                          -------------------------------------
                                          Patrick Chow
                                          Chief Financial Officer and Secretary

                                  EXHIBIT INDEX

      EXHIBIT
      NUMBER        DESCRIPTION OF EXHIBIT
      -------       ----------------------

       10.1 License Agreement dated July 5, 2005, between the Company and Yanuk Jeans, LLC (Incorporated by reference to Exhibit
                    10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2005).

       10.2 Employment Agreement dated July 8, 2005, between the Company and Philippe Naouri (Incorporated by reference to Exhibit
                    10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 14, 2005).

       10.3 First Amendment to Employment Agreement effective as of August 1, 2005, between the Company and Philippe Naouri (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 2005).

       10.4 Licensing Term Sheet dated September 8, 2005, between Antik Denim, LLC and Titan Industries, Inc.

       10.5 License Agreement effective October 5, 2005, between the Company and Yanuk Jeans, LLC (Incorporated by reference to
                    Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2005).

       31.1 Certification by Chief Executive Officer and President pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

       31.2 Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

       32.1 Certification of Chief Executive Officer and President pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                    Section 906 of the Sarbanes-Oxley Act of 2002.

       32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.